UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

888314705

(CUSIP Number)

Dato’ Seow Gim Shen

The Sire Group Ltd.

No. 4, Franky Building, Providence Industrial Estate, Mahe, Seychelles

Tel No.: +6012 484 4444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888314705

1.	Names of Reporting Persons. The Sire Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Seychelles
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,087*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 150,087*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,087*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%*
14.	Type of Reporting Person (See Instructions) CO

*	Shares issuable upon conversion of Series AA Convertible Preferred Stock (“Preferred Stock”). Amounts determined in accordance with Rule 13d-3, based upon 914,234 shares stated to be outstanding and conversion limitations included in Preferred Stock.

CUSIP No. 888314705

1.	Names of Reporting Persons. Dato’ Seow Gim Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,087*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 150,087*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,087*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%*
14.	Type of Reporting Person (See Instructions) IN

*	Shares issuable upon conversion of Series AA Convertible Preferred Stock (“Preferred Stock”). Amounts determined in accordance with Rule 13d-3, based upon 914,234 shares stated to be outstanding and conversion limitations included in Preferred Stock.

Items 4 and 7 of the reporting persons’ Schedule 13D, dated September 25, 2023, as amended by Amendment No 1, dated April 5, 2024, relating to securities of Titan Pharmaceuticals, Inc. (the “Issuer,” “TTNP,” or “Parent”) are amended as set forth below.

Item 4. Purpose of Transaction.

On August 19, 2024, the Issuer entered into a Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) with (i) BSKE Ltd., a Cayman Islands exempted company limited by shares (“BSKE”), (ii) TTNP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of BSKE (“Merger Sub”), and (iii) KE Sdn. Bhd., a Malaysian private limited company (the “Company”).

Pursuant to the Merger Agreement, BSKE will acquire Parent and the Company in separate transactions, as follows:

●	Pursuant to the terms of the Merger Agreement, and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into Parent (the “Merger”); the separate existence of Merger Sub will cease; and Parent will be the surviving corporation of the Merger and a direct wholly owned subsidiary of BSKE.

●	Within five business days after Parent and BSKE’s Proxy Statement/Prospectus for the Merger becomes effective, BSKE, Parent, and the Company shall, and each of the Company Shareholders (as defined in the Merger Agreement) may elect to, enter into a share exchange agreement (“Share Exchange Agreement”), pursuant to which, immediately following the Merger, each Company Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for BSKE ordinary shares (“BSKE Ordinary Shares”) (the “Exchange” and together with the Merger, the “Business Combination”). If all Company Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of BSKE. TTNP may terminate the Merger Agreement if fewer than all Company Shareholders enter into the Share Exchange Agreement within the specified period. Any transactions and ancillary agreements contemplated by the Merger Agreement are referred to as the “Transactions”.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “TTNP Merger Effective Time”), among other things:

(i)	At the TTNP Merger Effective Time, by virtue of the Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP’s common stock (“TTNP Common Stock”), each share of TTNP Common Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents (as defined in the Merger Agreement), one BSKE Ordinary Share;

(ii)	At the TTNP Merger Effective Time, by virtue of the Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP’s Series AA Preferred Stock (“TTNP Series AA Preferred Stock”), each share of TTNP Series AA Preferred Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents 1.073 BSKE Ordinary Shares.

It is anticipated that upon the closing of the Transactions (the “Closing”), (i) existing TTNP stockholders (other than the reporting persons and TTNP’s other officers and directors (the “Related Parties”)) will own approximately 13.3% of the issued and outstanding BSKE Ordinary Shares; (ii) the Company’s existing security holders will own approximately 86.7% of the outstanding BSKE Ordinary Shares; and (iii) the Related Parties, through their ownership of TTNP Common Stock on the date hereof, will own approximately 14.9% of the issued and outstanding BSKE Ordinary Shares. It is expected that the reporting persons will own 48.9% of the outstanding shares of the combined company following the Merger. Such ownership percentages could be subject to proportional dilution for any required financing in connection with the Closing.

Item 7. Material to be Filed as Exhibits.

Item 7 is restated as follows:

Exhibit No.	Description
1	Certificate of Designations (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K, dated September 18, 2023)

2	Securities Purchase Agreement, dated September 13, 2023, Sire and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K, dated September 18, 2023).

3	Registration Rights Agreement, dated September 13, 2023, Sire and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K, dated September 18, 2023).

4	Promissory Note, dated September 13, 2023, made by Sire to the Issuer, previously filed.

5	Joint Filing Agreement, dated September 25, 2023, between Sire and Seow Gim Shen, previously filed.

6	Merger and Contribution and Share Exchange Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K, dated August 19, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2024	THE SIRE GROUP LTD.

	By:	/s/ Seow Gim Shen
Seow Gim Shen
Chief Executive Officer

/s/ Seow Gim Shen
Seow Gim Shen